Exhibit 99.2

Computershare Trust Company of Canada
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
Telephone 1-866-586-7635 514-982-7555
Facsimile 1-866-249-7775 416-263-9524
www.investorcentre.com/rbc

Security Class Holder Account Number

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Form of Proxy - Annual and Special Meeting of Common Shareholders - April 10, 2015

Notes to Proxy

1.	This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer or officers. If not dated, it shall be deemed to bear the date on which it is mailed to shareholders.

2.	This Form of Proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular.

3.	The shareholder may appoint a proxyholder, other than either of the persons designated in the form of proxy, to attend and act on the shareholder’s behalf at the meeting, and may do so either by crossing out the names of the designated persons and inserting the name of the person the shareholder wishes to appoint in the space provided in the form of proxy, or by completing another proper form of proxy. The proxyholder is not required to be a shareholder of RBC.

4.	This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions given by the shareholder.

5.	In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1, 2, 3 and 4 and in favour of management’s proposals generally, and “AGAINST” shareholder proposals nos. 1 and 2.

6.	If you mark the ABSTAIN box, you are directing your proxyholder to abstain from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported in the voting results.	Fold

7.	Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.	•	Complete, sign and date the reverse hereof.	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking on the “Sign up for eDelivery” image at the bottom of the page.
•	Return this Proxy in the envelope provided.	•	Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775.	•	Smartphone? Scan the QR code to vote now.
		•	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

If you vote by Fax or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 8, 2015.

THANK YOU

To vote by Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01401H

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This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

The undersigned holder of Common Shares of ROYAL BANK OF CANADA (“RBC”) hereby appoints: KATHLEEN P. TAYLOR, failing whom DAVID I. MCKAY	OR	Print the name of the person you are appointing if this person is someone instead of the foregoing as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF RBC TO BE HELD ON THE 10TH DAY OF APRIL, 2015, and at any adjournment thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder’s discretion except as herein otherwise specified and to vote and act in said proxyholder’s discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual and Special Meeting of Common Shareholders and with respect to other matters that may properly come before the meeting.

The Board of Directors and management recommend that shareholders vote FOR the following matters:

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. W.G. Beattie	☐	☐	05. R.L. George	☐	☐	09. H. Munroe-Blum	☐	☐	13. K.P. Taylor	☐	☐	Fold
02. J. Côté	☐	☐	06. A.D. Laberge	☐	☐	10. J.P. Reinhard	☐	☐	14. B.A. van Kralingen	☐	☐
03. T.N. Daruvala	☐	☐	07. M.H. McCain	☐	☐	11. T.A. Renyi	☐	☐	15. V.L. Young	☐	☐
04. D.F. Denison	☐	☐	08. D.I. McKay	☐	☐	12. E. Sonshine	☐	☐

	For	Withhold		For	Against
2. Appointment of Deloitte LLP as auditor	☐	☐	4. Special resolution to implement changes to variable compensation for certain RBC employees in the U.K. to comply with new regulatory requirements	☐	☐
	For	Against
3. Advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Proxy Circular	☐	☐

Shareholder Proposals (set out in Schedule “A” to the accompanying Management Proxy Circular)

The Board of Directors and management recommend that shareholders vote AGAINST shareholder proposals nos. 1 and 2 below:

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	For	Against	Abstain		For	Against	Abstain
Shareholder Proposal No. 1	☐	☐	☐	Shareholder Proposal No. 2	☐	☐	☐

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)	Day	Month	Year

Annual Report Waiver		Interim Financial Statements and MD&A Request
Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.	☐

Our interim financial statements and MD&A are available at www.rbc.com/investorrelations, but if you wish to receive them by mail please mark this box. If you do not mark the box, or do not return this form, the interim financial statements and MD&A will not be sent to you in 2015.

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¡	RYCQ	052127	AR3	+

01402H